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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Pole Perfect Studios, Inc.

(Name of Registrant as Specified In Its Charter)

333-150616

(Commission File Number)

Nevada	74-3237581
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3457 Rockcliff Place

Longwood, Florida 32779

(Address of Principal Executive Offices)

Tel: (407) 257-0400

(Registrant’s Telephone Number)

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POLE PERFECT STUDIOS, INC.

INFORMATION STATEMENT

FILED PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

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NOTICE OF CHANGE IN THE MAJORITY

OF THE BOARD OF DIRECTORS

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WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided to our stockholders solely for informational purposes and not in connection with a vote of the Company’s stockholders. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information provided herein.

Share Exchange

Pole Perfect Studios, Inc. (the “Company”) is currently in negotiations to effect certain transactions contemplated by a Share Exchange Agreement (the “Exchange Agreement”) proposed to be entered into by and among Tammy Skalko, an executive officer, director and significant stockholder of the Company, James Beshara, a director and significant stockholder of the Company, Harry Stone II, a significant stockholder of the Company, Torchlight Energy, Inc., a Nevada corporation ("Torchlight"), and the persons owning 100% of the outstanding capital stock of Torchlight.

Pursuant to the Exchange Agreement as proposed, closing of the Exchange Agreement would be scheduled to occur in November 2010. At closing, all of the stockholders of Torchlight would transfer their stock, representing 100% of the common stock of the Torchlight, to the Company in exchange for an aggregate of approximately 2,361,125 shares of newly issued common stock of the Company, whereby the Company would acquire 100% of the capital stock of Torchlight. Also pursuant to the Exchange Agreement as proposed, Ms. Skalko, Mr. Beshara and Mr. Stone would transfer to the Company an aggregate of 3,600,000 shares of common stock of the Company for cancellation in exchange for an aggregate of $270,000, a portion of which will be used by them to pay fees, including legal and consulting fees, incurred with respect to the transaction.

As a result of the above mentioned transactions as proposed, at closing (i) Torchlight would become a wholly-owned subsidiary of the Company, (ii) the Company would abandon all of its previous business plans within the health and fitness industries, including opening and operating a dance studio, and (iii) the business of Torchlight would become the Company’s sole business. Torchlight is a development stage energy company engaged in the acquisition, exploration, exploitation and/or development of oil and natural gas properties in the United States.

At closing of the proposed Exchange Agreement, the Company’s Board of Directors would appoint Thomas Lapinski as a new member of the Board, and contemporaneously Tammy Skalko and James Beshara would resign as directors of the Company. Additionally, Tammy Skalko would resign as the Company’s President, Chief Executive Officer, Principal Financial and Accounting Officer and Treasurer and James Beshara would resign as the Company’s Secretary. Immediately upon such resignations, the new Board of Directors would appoint Thomas Lapinski as the Company’s President and Chief Executive Officer.

We have not yet entered into any binding or enforceable agreement with respect to the proposed transactions described above. Accordingly, there is no assurance that the transactions described above will occur, or that the anticipated terms of the Exchange Agreement described in this Information Statement will not change materially prior to any consummation thereof.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement, as proposed, and contains certain biographical and other information concerning our executive officers and directors after closing of the proposed Exchange Agreement. The terms of the Exchange Agreement and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change. In the event that we execute and close the Exchange Agreement, we expect to file a Current Report on Form 8-K disclosing the definitive terms of Exchange Agreement. The description of the transactions contemplated by the Exchange Agreement as proposed and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in any such Current Report on Form 8-K. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the proposed transactions of the Exchange Agreement, anticipated terms, anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the proposed transactions of the Exchange Agreement not to be consummated or may cause the actual terms and consequences of the Exchange Agreement and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, including such risks as (i) the parties are unable to reach mutually agreeable business and legal terms for the Exchange Agreement, (ii) either Ms. Skalko, Mr. Beshara or Mr. Stone refuse to participate in the transaction, (iii) some or all of the stockholders of Torchlight refuse to participate in the transaction, (iv) we are unable to perform our closing obligations with respect to the proposed Exchange Agreement, or (v) changes in market conditions.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The Company’s common stock is currently the only class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. Each share of common stock is entitled to one vote per share. As of the date of this Information Statement, the Company’s authorized capital stock includes 70,000,000 shares of common stock, par value $.001. The Company currently has 4,301,730 shares of common stock issued and outstanding. Upon closing of the proposed Exchange Agreement, the Company anticipates it will have approximately 3,062,855 shares of common stock issued and outstanding, as a result of the issuance of 2,361,125 newly issued shares and the cancellation of 3,600,000 shares.

The Company currently has 5,000,000 shares of preferred stock, $.001 par value, authorized. The Company does not, however, have any shares of preferred stock issued to date, nor has the Board of Directors prescribed the voting powers, designations, preferences, limitations, restrictions and relative rights of such preferred stock.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth the number and percentage of shares of our common stock owned as of November 4, 2010, by the following persons: (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our executive officers and directors, and (iii) our executive officers and directors as a group. As of November 4, 2010, there were 4,301,730 shares of our common stock outstanding.

Name and address of beneficial owner	Amount of beneficial ownership	Percent of class

Tammy Skalko	1,200,000 shares	28%
President, CEO, Treasurer and Director
3457 Rockcliff Place
Longwood, Florida 32779

James Beshara	1,200,000 shares	28%
Secretary and Director
35 Watergate
Unit 1103
Sarasota, Florida 34236

All directors and executive officers as a group (2 persons)	2,400,000 shares	56%

Harry Stone II	1,200,000 shares	28%
5611 Woodview Drive
Longwood, Florida 34779

The table below sets forth the number and percentage of shares of our common stock that we anticipate would be owned immediately after the proposed Exchange Agreement is executed and closes, by the then following persons: (i) stockholders known to us who would own 5% or more of our outstanding shares, (ii) each of our executive officers and directors, and (iii) our executive officers and directors as a group. Upon closing of the Exchange Agreement, there would be approximately 3,062,855 shares of common stock outstanding.

Name and address of beneficial owner	Amount of beneficial ownership	Percent of class

Thomas Lapinski	1,150,000 shares	38%
President, CEO and Director
2007 Enterprise Avenue
League City, Texas 77573

All directors and executive officers as a group (1 person)	1,150,000 shares	38%

John Brda	795,625 shares	26%
1425 Frontenay
Warson Woods, Missouri 63122

As of the date of mailing of this Information Statement, neither Mr. Lapinski nor Mr. Brda beneficially own any shares of the Company’s common stock. John Brda is currently an outside consultant of Torchlight.

Change in Control

There has been no change in control of the Company since the beginning of its last fiscal year. Subject to the entry into the Exchange Agreement and upon the closing of the transactions contemplated by the Exchange Agreement, as proposed, a change in control of the Company would occur, as described in more detail above under “Share Exchange.”

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

At closing of the proposed Exchange Agreement, the Company’s Board of Directors would appoint Thomas Lapinski as a new member of the Board, and contemporaneously Tammy Skalko and James Beshara would resign as directors of the Company. Additionally, Tammy Skalko would resign as the Company’s President, Chief Executive Officer, Principal Financial and Accounting Officer and Treasurer and James Beshara would resign as the Company’s Secretary. Immediately upon such resignations, the new Board of Directors would appoint Thomas Lapinski as the Company’s President and Chief Executive Officer.

Below is certain biographical information of the individuals who are currently executive officers and directors of the Company:

Tammy Skalko – 38

Tammy Skalko has served as the Company’s President, Chief Executive Officer, Principal Financial and Accounting Officer, Treasurer and Director since 2007. Ms. Skalko has spent the past few years in the field of dance as an instructor as well as performer and choreographer. She recently opened her own dance studio. Previously she was engaged in the luxury residential real estate market for eleven years. For five years she was owner/broker of two real estate companies specializing in high end homes. She graduated from Rollins College with a BS degree in Organizational Communication. Ms. Skalko currently splits her time approximately equally between her current work obligations and Pole Perfect Studios. This represents a commitment of about 15 hours per week for the Company. Ms. Skalko will be able to spend up to 15 hours per week on the development of Pole Perfect Studios, Inc. at no cost to the Company.

James Beshara – 60

James Beshara has served as Secretary and Director of the Company since 2007. Mr. Beshara has been a residential, commercial and industrial real estate developer since 1973 and is an entrepreneur with significant interests in a variety of enterprises. From 1982 through 2000, Mr. Beshara was Chief Executive Officer of B&B Construction & Development Company of Ohio, and has manufactured, financed and distributed products in both Taiwan and mainland China for the United States and European markets. He also financed Alternative Construction Company, Melbourne, Florida, Solar Nights Industries, St. Louis, Missouri and Phantom Entertainment, Seattle, Washington.

Below is certain biographical information of the individual who would become the sole executive officer and director of the Company if the Exchange Agreement is entered into and closes:

Thomas Lapinski – age 66

Mr. Lapinski would serve as the Company’s President, Chief Executive Officer and Director. He is the founder of Torchlight and has served as its Chief Executive Officer, President and Director since its incorporation in June 2010. From 2002 to the present, he has engaged in consulting work on various projects, both international and domestic, including the purchase of energy related businesses, primarily focusing on evaluating exploration and re-development opportunities in the Rocky Mountain Region, Texas Gulf Coast, Mid-Continent, the Middle East, and South America. From September 1996 to June 2002, Mr. Lapinski served as President of Stephens Energy International of The Stephens Group, LLC. While there, he was involved in oil and gas exploration and production project development. Prior to that, he spent over 30 years in senior positions with Amoco Corporation before retiring. His expertise is in project evaluations, operations management and strategic planning with experience throughout the Rocky Mountain region, Alaska, U.S. mid-continent, the U.S. Gulf Coast and numerous international arenas. With Amoco, he has held numerous positions, including Division Geophysicist for Rocky Mountain Area, Regional Geophysicist for Africa and the Middle East, Exploration Manager for North and West Africa, President-Amoco Morocco, President-Amoco Turkey, General Manager-Amoco Kenya, Exploration Manager Gulf Coast, Regional Exploration Manager for Southern and Eastern U.S. and Manager for Resource and Business Development in Southern Rocky Mountain Area. He also spent time on a special project for the Chairman of Amoco on key strategic planning issues where he was responsible for long-term monetization of Amoco’s North American asset base. Mr. Lapinski received a degree in Geophysical Engineering from the Colorado School of Mines in 1966.

Family Relationships

There is no family relationship among any of our current or post-exchange executive officers and directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, the Company is aware of three individuals who, during the fiscal year ended December 31, 2009 were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 as follows:

Tammy Skalko, the Company’s current President, Chief Executive Officer and Director, James Beshara, the Company’s current Director, and Harry Stone, II, a current beneficial owner of more than 10 percent of the Company’s common stock, each failed to timely file a Form 3 when the Company’s common stock was registered under Section 12 of the Exchange Act in October 2008. The report for each of these individuals was ultimately filed, however.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions since the beginning of the Company’s last fiscal year or any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of the following persons had or will have a direct or indirect material interest:

•

Any director or executive officer of the Company;

•

Any person who will become a director or executive officer of the Company upon closing of the Exchange Agreement;

•

Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the outstanding shares of common stock;

•

Any immediate family member of any of the foregoing persons sharing the householder of such person.

Review, Approval, or Ratification of Transactions

To ensure, among other things, that potential conflicts of interest are avoided or declared, our Board of Directors has adopted a Code of Ethics, setting forth the responsibilities of our officers, directors and employees. Currently, we rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board of Directors reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family. Our Board of Directors will approve or ratify a transaction if it determines that the transaction is consistent with our best interests the best interests of our stockholders.

CORPORATE GOVERNANCE MATTERS

Board of Directors Committees

The Board of Directors has not yet established an audit committee. An audit committee typically reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee’s responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee. There can be no assurances if and when the Company will establish an audit committee.

The Board has not established a nominating committee because of the Company’s size and because it has had only two directors and one executive officer (prior to execution and closing of the Exchange Agreement, as proposed). Currently, both of the Company’s Board members participate in the consideration of director nominees. The Board does not currently have a written charter under which it nominates directors, and accordingly does not have a written policy with regard to the consideration of any director candidates recommended by stockholders. The Board will, however, consider written nominations of candidates for election to the Board properly submitted by stockholders. For information regarding stockholder nominations to the Board, see “Procedures for Director Nominations” below.

The Board has not established a compensation committee because of the Company’s size and because it has had only two directors and one executive officer (prior to closing of the Exchange Agreement). The Board does not currently have a written charter under which it considers executive officer and director compensation. To date, the Company has not provided compensation in any form to any of its executive officers or directors. Moving forward, it is anticipated that the Company’s Board members will participate in the consideration of executive officer and director compensation. In the event the Company chooses to provide compensation to its executive officers or directors, it anticipates that the primary objectives of its executive and director compensation programs will be to: (1) attract, retain and motivate skilled and knowledgeable individuals; (2) ensure that compensation is aligned with the Company’s corporate strategies and business objectives; (3) promote the achievement of key strategic and financial performance measures by linking short-term and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and (4) align executives’ and directors’ incentives with the creation of stockholder value. To achieve these objectives, the Board will evaluate the Company’s executive compensation program with the objective of setting compensation at levels it believes will allow the Company to attract and retain qualified executives and directors. The Board anticipates taking under consideration recommendations from executive officers and directors of the Company regarding its executive compensation program. The Board has never obtained advice or assistance from external compensation consultants.

Director Independence, Board Leadership Structure and Role in Risk Oversight

The Company’s Board is currently composed of two directors, Tammy Skalko and James Beshara, neither of whom carries the title of “Chairman.” If the Exchange Agreement is executed and closes, Thomas Lapinski would become the sole member of the Board. It is not anticipated that Mr. Lapinski would carry the title of “Chairman,” of which there can be no assurance. At some point after closing of the proposed Exchange Agreement, it is anticipated that the Company would appoint additional directors who are considered “independent.” The Company has not decided, however, what independence standard will be used to make this determination. The addition of independent directors to the Board will help the Company to better oversee and manage risk.

If the Exchange Agreement is executed and closes, Mr. Lapinski would serve as President and Chief Executive Officer in addition to serving on the Board. Accordingly, there would be little separation in the role of Mr. Lapinski as executive officer and his role as director of the Company.

Moving forward, the Board of Directors will monitor how management operates the Company, as a part of its oversight function. Risk will be an important part of deliberations at the Board and committee level, if any, throughout the year. If established, committees will consider risks associated with their particular areas of responsibility. The Board of Directors as a whole will consider risks affecting the Company. To that end, it is anticipated that the Board will conduct periodic reviews of corporate risk management policies and procedures. The Board will consider, among other things, the relevant risks to the Company when granting authority to management and approving business strategies. Through this risk oversight process, the Board will reserve the right to make changes to the Company’s leadership structure in the future if it deems such changes are appropriate and in the best interest of the Company’s stockholders.

Meetings of the Board

All directors are expected to make every effort to attend meetings of the Board and annual meetings of stockholders. The Board of Directors held no meetings during the fiscal year ended December 31, 2009. The Company does not have an audit committee, a compensation committee or a nominating committee.

Procedures for Director Nominations

Members of the Board are expected to collectively possess a broad range of skills, industry and other knowledge and expertise, and business and other experience useful for the effective oversight of the Company’s business. All candidates must meet the minimum qualifications and other criteria established from time to time by the Board. In considering possible candidates for election as director, the Board is guided by the following standards:

(1)	Each director should be an individual of the highest character and integrity;

(2)	Each director should have substantial experience that is of particular relevance to the Company;

(3)	Each director should have sufficient time available to devote to the affairs of the Company; and

(4)	Each director should represent the best interests of the stockholders as a whole.

The Board will also consider the following criteria, among others, in its selection of directors:

(1)	Technical, scientific, academic, financial and other expertise, skills, knowledge and achievements useful to the oversight of the Company’s business;

(2)	Diversity of viewpoints, backgrounds, experiences and other demographics; and

(3)

The extent to which the interplay of the candidate’s expertise, skills, knowledge and experience with that of other Board members will build a Board that is effective, collegial and responsive to the needs of the Company.

The Board evaluates suggestions concerning possible candidates for election to the Board submitted to the Company, including those submitted by Board members (including self-nominations) and stockholders. All candidates, including those submitted by stockholders, will be similarly evaluated by the Board using the Board membership criteria described above and in accordance with applicable procedures, including such procedures prescribed by the SEC. Once candidates have been identified, the Board will determine whether such candidates meet the Company’s qualifications for director nominees and select and recommend nominees accordingly. Of the proposed post-exchange directors, such individuals were originally identified to the Board in connection with the Exchange Agreement negotiations. There appointment to the Board would be pursuant to the terms of the Exchange Agreement, if and when executed.

As noted above, moving forward, the Board will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with applicable SEC requirements and any other applicable law, rule or regulation regarding director nominations. When submitting a nomination to us for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name and address; age; principal occupation during the past five years; current directorships on publicly held companies and registered investment companies; and number of shares of our common stock owned, if any. To date, no candidate for director nomination has ever been submitted to the Board by any stockholder.

Stockholder Communications with Directors

Any stockholder desiring to contact the Board, or any specific director(s), may send written communications to: Board of Directors (Attention: (Name(s) of director(s), as applicable)), c/o President 3457 Rockcliff Place, Longwood, Florida 32779 (however, please note that if the Exchange Agreement is executed and closes, such communications should be sent to the Company’s new address at 2007 Enterprise Avenue, League City, Texas 77573). Any communication so received will be processed and conveyed to the member(s) of the Board named in the communication or to the Board, as appropriate, except for junk mail, mass mailings, product or service complaints or inquiries, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Tammy Skalko President, CEO, Treasurer and Director	2009 2008	- -		- -	- -	- -	- -	- -	- -

James Beshara Secretary and Director	2009 2008	- -		- -	- -	- -	- -	- -	- -

There has been no cash payment paid to any of the Company’s executive officers for services rendered in all capacities to the Company for the periods ended December 31, 2009 and 2008. There has been no other form of compensation awarded to, earned by, or paid to any executive officer by any person for services rendered in all capacities to the Company for the fiscal years ended December 31, 2009 and 2008.

Outstanding Equity Awards

The Company does not have any unexercised options, stock that has not vested or equity incentive plan awards for any of its executive officers or directors outstanding as of the end of its fiscal year ended December 31, 2009.

Compensation of Directors

At present, the Company does not pay its directors for attending meetings of the Board of Directors, although the Company may adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments. Directors received no compensation for their services as directors during years ended December 31, 2009 and 2008.

Compensation Policies and Practices as they Relate to Risk Management

The Company does not currently believe that any risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company. As of the date of this information statement, however, the Company has not completed the process of evaluating its compensation policies and practices as they relate to the Company’s risk management. Upon completion of this evaluation, the Company’s assessment of the potential effects of risks arising from its compensation policies may change.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLE PERFECT STUDIOS, INC.

November 8, 2010	/s/ Tammy Skalko
Tammy Skalko
Chief Executive Officer